HIRSCH INTERNATIONAL CORP.

50 Engineers Road

Hauppauge, New York 11788

VIA EDGAR AND VIA FEDEX

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 5, 2007

RE:	Hirsch International Corp.

Form 10-K for the Eleven Months Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 0-23434

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 21, 2007 regarding the Form 10-K for the eleven months ended December 31, 2006 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2007 (“Form 10-Q”) of Hirsch International Corp. (the “Company” or “we”).

For reference purposes, the text of your letter dated May 21, 2007 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006

General

1.

Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

As indicated below, the Company will provide additional disclosure or other revisions in its responses below and will include such revisions in its future filings, including interim filings where appropriate.

Item 6. Selected Financial Data, page 17

2.	Please disclose the cash dividends declared per common share as required by Item 301 of Regulation S-K.

Mr. Rufus Decker

June 5, 2007

The Company disclosed in Item 5. Market for Common Equity and Related Stockholder Matters the following:

(c) No dividends were declared during calendar 2006 or fiscal 2006.

The Company will move this disclosure to a footnote to the statement of Operations Data table under Item 6 in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

3.

On pages 8 and F-16, you indicate that you reversed, as part of discontinued operations, $270,000 of reserves that had previously been recorded in fiscal 2002. Please disclose and discuss in MD&A, the reasons for the reversal of reserves in 2006.

The Company disclosed and discussed the reversal of the $270,000 of reserves in the MD&A for ‘Fiscal 2006 (01/28/06) as Compared to Fiscal Year 2005 (1/29/05)’. The reason for the reversal of reserves was that the Company completed the wind down of the remaining assets of the lease portfolio and the applicable reserves on the leases were no longer necessary. We will include this additional disclosure in future filings.

4.

On page F-15, you disclose that your inventory reserve increased from $1.3 million to $1.7 million. Please disclose and discuss the reasons for the increase in inventory reserve from January 28, 2006 to December 3, 2006. Please disclose any trends or uncertainties that exist as a result of this development.

The Company will expand this disclosure in future filings as follows:

Inventory reserve increased primarily due to the introduction of a new embroidery machine model that replaced an earlier version of that model, as well as, the purchase of a new line of screen printing equipment that the Company began selling during the year. The Company recorded additional reserves to provide for obsolescence of machines in inventory due to the introduction of these new products.

Calendar Year 2006 (11 Months) as Compared to Fiscal Year 2006 (12 Months), page 23

5.

Please confirm that yen fluctuations are the reason for all changes in gross profit over the last three years and most recent interim period. Otherwise, please discuss the other factors that have affected gross profit and quantify their impact on changes between the periods presented.

Mr. Rufus Decker

June 5, 2007

Yen fluctuations have been only a component of the changes in gross profit from year to year . The yen fluctuation amounted to a decrease in gross profit of $490,000; offset by a change in the product mix that has also affected gross profit. The Company has experienced a decrease in the used machine, parts, service and other categories, which lowered gross margins by $512,000, and an increase in the machine categories, which carry higher gross margins and increased gross profit by $1,392,000.

Financial Statements

Consolidated Statement of Operations, page F-5

6.

On page 24, you indicate that in fiscal 2006, other income included a $119,000 gain on sale of assets. Please tell us the consideration you gave to paragraphs 41, 42 and 45 of SFAS 144 in reaching your conclusion regarding classification outside operating income.

The Company had taken the position that the gain on sale of assets was deferred revenue related to the sale-leaseback of the previous corporate headquarters (see Note 9 (B)) and as such should not be included in operating income. The Company will reclassify the gain on sale of assets to operating income prospectively for future filings. Restatement is not necessary since the financial statements are not misleading or materially wrong.

7.

It does not appear that your transaction costs meet the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. Please tell us how you determined that is appropriate to include transaction costs associated with the termination of a merger in other (income) expense in fiscal 2006. Please cite the accounting literature used to support your conclusion.

The Company had taken the position at the time of filing that due to the uniqueness of the expense and that the last acquisition transaction was over 9 years prior, it should not be included in operating expense of the Company as it clearly did not effect the operations of the Company. The Company believes that under Article 5-03 (b) (9) that states “material amounts included under miscellaneous income deductions shall be separately stated in the income statements or a note thereto, indicating clearly the nature of the transactions out of which the items arose” we showed the transaction costs as non operating with footnote disclosure as required.

2.	Summary of Significant Accounting Policies, page F-8

m.          Stock-Based Compensation, page F-10

8.

You indicate that your expected dividend yield assumption used in calendar 2006 was 0% to 4%. Given that you have not paid dividends since the first quarter of fiscal 2005, please tell us how you determined that it was

Mr. Rufus Decker

June 5, 2007

appropriate to use an expected dividend yield of 0% to 4% in your Black-Scholes valuation model for calendar 2006.

For options that were granted during calendar 2006, the dividend yield assumption was 0%. For purposes of calculating compensation costs for the year, options that were granted in prior years that are vesting in the current year are included in the calculation. Because options were granted in years when the company had been paying dividends, a dividend yield assumption of 4% was used. The Company disclosed that the compensation costs calculated for calendar 2006 included prior year options that had a dividend yield assumption of 4%, thus making the range 0% - 4%.

4.          Changes in Reserves, page F-14

9.

Please disclose whether the adjustments column in your warranty reserve represents both adjustments and warranty costs paid. If the adjustments column includes both, please disclose the amount of warranty costs paid.

The adjustments column in the warranty reserve represents net adjustments to the warranty reserve. The Company will disclose the components of the changes in warranty reserve prospectively in its future filings as follows:

Warranty Reserve:
	Opening Balance	Additions	Costs Paid	Adjustments	Ending Balance
Calendar Year ended December 31, 2006	$ 613,000	$ 72,000	$(72,000)	$ (50,000)	$ 563,000

7.          Other Assets, page F-14

10.

Please disclose the nature and terms of your life insurance contracts, including any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line items that you include life insurance payments in and the related amounts included in each line item for each period presented. Please also disclose when you include amounts in each line item such as increases in the cash value of the life insurance. Please tell us how you considered paragraph 13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the classification conclusions you did.

The Officers Loans Receivable asset included in other assets of $496,000 represents premiums advanced by the Company prior to October of 2002 for two split dollar life insurance policies owned by two executives. These loans predated the restrictions on loans to officers under the Sarbanes-Oxley Act of 2002. The Company is not the beneficiary of these policies and has not paid the premiums for these policies since October of 2002. The loans are securitized by the cash surrender value of the split dollar policies that as of December 31, 2006 exceeded the loan

Mr. Rufus Decker

June 5, 2007

amounts. No cash surrender value and no gains or losses are recorded on the books of the Company.

*   *   *   *   *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 631-436-7100.

We thank you in advance for your assistance.

Very truly yours,

/s/ Beverly Eichel
Beverly Eichel
Chief Financial Officer

cc:	Ernest Greene

Scott Walkinson